UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated June 22, 2015: Globus Maritime Limited Reports Financial Results for the Quarter Ended March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 23, 2015

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the Quarter

 Ended March 31, 2015

Athens, Greece June 22, 2015, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2015.

Financial Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2015	2014
Net revenue (1)	2,476	6,228
Adjusted (LBITDA)/EBITDA (2)	(768)	3,389
Total comprehensive (loss)/income	(3,303)	1,082
Basic & diluted (loss)/earnings per share(3)	(0.34)	0.11
Time charter equivalent rate (TCE)	3,572	9,248
Average operating expenses per vessel per day	4,298	4,115
Average number of vessels	7.0	7.0

(1)

Net revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted (LBITDA)/EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures.

(3)

Adjusted for preferred dividends declared during the period under consideration.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, two Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Tiara Globe (1)	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Energy Globe (formerly called Jin Star)	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 8.3 Years as of March 31, 2015					452,886

(1)

Sale of m/v Tiara Globe:  During May 2015, the Company entered into a Memorandum of Agreement for the sale of m/v Tiara Globe for a sale price of $5.5 million while its book value as of March 31, 2015 was $13.3 million. The vessel is expected to be delivered to its new owners during the period from 20th of June to 25th of July 2015. Upon the delivery of the vessel, the weighted average age of the fleet will be reduced by 1.7 years.

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

George Karageorgiou, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“The first quarter of 2015 was yet another challenging period for our company as our results were negatively affected by the continuation of a depressed dry bulk market with the Baltic Dry Index (BDI) reaching the lowest point in 30 years. During the three months ended March 31, 2015, our Revenue amounted to $3.6 million, a 51% decrease compared to $7.4 million in the first quarter of 2014.

“Despite the weak market, we reduced our weighted average debt outstanding by 10.2% to $82.1 million during the first quarter of 2015 compared to $91.4 million during the same period in 2014. Following the drawdown of $29.4 million from the HSH Nordbank AG loan with the final installment due in December 2019, we prepaid $30.0 million to Credit Suisse AG on March 3, 2015, reducing the balance due to Credit Suisse AG to $5.0 million.

“Still, in this difficult market, we continue to maintain our focus on operational efficiency achieving average daily operating expenses for the year ended March 31, 2015 of $4,468 per vessel per day compared to $4,641 per vessel per day during the year ended March 31, 2014 corresponding to a decrease of 4%.

“To further strengthen the Company’s balance sheet, we entered into a binding agreement to sell our oldest vessel, a 1998-built m/v Tiara Globe, for a gross price of $5.5 million. We made this decision in line with our strategy to prudently divest assets that do not fit our fleet profile. At the end of this transaction, the average fleet age will be reduced by 1.7 years.

“Despite current markets being depressed, we expect the rates to improve later this year due to increased Brazilian iron ore cargoes to Asia. Additionally, the recent increase of old tonnage scrapping and a declining order book provide optimism in the sector. Employing our fleet on the short-term time charter will allow us to take advantage of the eventual market upside going forward.“

Management Discussion and Analysis of the Results of Operations

First Quarter of the Year 2015 Compared to the First Quarter of the Year 2014

Total comprehensive loss for the first quarter of the year 2015 amounted to $3.3 million or $0.34 basic loss per share based on 10,247,761 weighted average number of shares compared to total comprehensive income of $1.1 million for the same period last year or $0.11 basic earnings per share based on 10,228,137 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the first quarter of 2015 compared to the first quarter of 2014 (expressed in $000’s):

1st Quarter of 2015 vs 1st Quarter of 2014

Net income for the 1st quarter of 2014	1,082
Decrease in Revenue	(3,766)
Decrease in Voyage expenses	14
Increase in Vessels operating expenses	(391)
Increase in Depreciation	(269)
Increase in Depreciation of dry docking costs	(194)
Decrease in Amortization of fair value of time charter attached to vessels	143
Decrease in Administrative expenses	19
Increase in Other expenses, net	(33)
Decrease in Interest income from bank balances & deposits	(4)
Increase in Interest expense and finance costs	(3)
Increase in Foreign exchange gains	99
Net loss for the 1st Quarter of 2015	(3,303)

Revenue

During the three-month period ended March 31, 2015 and 2014, our Revenue reached $3.6 million and $7.4 million respectively. The 51% decrease in Revenue was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first quarter of 2015 compared to the same period in 2014. Time Charter Equivalent rate (TCE) for the first quarter of 2015 amounted to $3,572 per vessel per day against $9,248 per vessel per day during the same period in 2014 corresponding to a decrease of 61%.

Voyage expenses

Voyage expenses reached $1.2 million during both the three-month periods ended March 31, 2015 and 2014. Bunker expenses, included in voyage expenses mainly refer to the cost of bunkers consumed during periods that our vessels were travelling seeking employment. Voyage expenses for the first quarter of 2015 and 2014 are analyzed as follows:

In $000’s	2015	2014
Commissions	181	372
Bunkers expenses	893	666
Other voyage expenses	93	143
Total	1,167	1,181

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by $0.4 million or 18% to $2.6 million during the three month period ended March 31, 2015 compared to $2.2 million during the respective period in 2014. The breakdown of our operating expenses for the quarters ended March 31, 2015 and 2014 was as follows:

	2015	2014
Crew expenses	60%	59%
Repairs and spares	17%	12%
Insurance	5%	11%
Stores	11%	9%
Lubricants	3%	6%
Other	4%	3%

Average daily operating expenses during the three-month period ended March 31, 2015 and 2014 were $4,298 per vessel per day and $4,115 per vessel per day respectively corresponding to an increase of 4% mainly due to the redelivery of m/v Energy Globe from its bareboat charterers during January 2015. If we extent the period under consideration to the year ended March 31, 2015 and 2014 the average daily operating expenses reached $4,468 per vessel per day and $4,641 per vessel per day respectively corresponding to a decrease of 4% in line with our efforts towards maintaining operational efficiency.

Depreciation

Depreciation for the first quarter of 2015 reached $1.7 million compared to $1.4 million during the same period last year. The increase in depreciation is attributed to the vessel m/v Tiara Globe which ceased to be classified as held for sale as of December 31, 2014, was subsequently measured at its recoverable amount and started to be depreciated.

Amortization of fair value of time charter attached to vessels

Amortization of the fair value of the time charter attached to vessels refers to the fair value of the time charter attached to the vessel m/v Sun Globe, acquired during the second half of 2011, which was amortized on a straight line basis over the remaining period of the time charter. The vessel was redelivered during January 2015.

Interest expense and finance costs

Interest expense and finance costs reached $0.6 million for both three-month periods ended March 31, 2015 and 2014. The weighted average interest rate on our debt outstanding during the first quarter of 2015 reached 2.57% compared to 2.56% during the same period last year. Our weighted average debt outstanding during the first quarter of 2015 was $82.1 million compared to $91.4 million during the same period last year. Interest expense and finance costs for the first quarter of 2015 and 2014 are analyzed as follows:

In $000’s	2015	2014
Interest payable on long-term borrowings	528	584
Bank charges	9	9
Amortization of debt discount	50	27
Other finance expenses	39	3
Total	626	623

Liquidity and capital resources

As of March 31, 2015 and 2014, our cash and bank balances and bank deposits were $3.8 million and $7.1 million respectively.

Net cash generated from operating activities for the three-month period ended March 31, 2015 was $0.3 million compared to $2.8 million during the same period last year. The 89% decrease in cash from operations was mainly attributed to the 123% decrease in our adjusted EBITDA from $3.4 million during the first quarter of 2014 to adjusted LBITDA of $0.8 million during the period under discussion. The effect of the decrease in adjusted EBITDA to the decrease in cash from operations was partly reduced by the improvement in our working capital flows during the period under consideration compared to the same period last year of $1.5 million.

Net cash used in financing activities during the three month periods ended March 31, 2015 and 2014 were as follows:

In $000’s	2015	2014
Proceeds from issuance of long term debt	29,405	-
Proceeds from shareholders loan (Firment Credit Facility)	200	-
Repayment of long term debt	(31,356)	(856)
Restricted cash	(750)	-
Dividends paid on preferred shares	(120)	(167)
Interest paid	(423)	(569)
Payment of financing costs	(287)	-
Net cash used in financing activities	(3,331)	(1,592)

As of March 31, 2015 and 2014, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility with Credit Suisse AG, the Loan agreement with Commerzbank AG, the Loan agreement with DVB Bank SE, our new loan agreement with HSH Nordbank AG and our Firment Credit Facility of an aggregate of $82.8 million and $90.6 million respectively gross of unamortized debt discount.

HSH Nordbank Loan: refinancing the Credit Suisse revolving credit facility.

In February 2015, the company entered into a loan agreement for up to $30.0 million with HSH Nordbank AG for the purpose of part prepaying the existing secured reducing revolving credit facility with Credit Suisse AG. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. (owners of m/v River Globe, m/v Sky Globe and m/v Star Globe) as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 3.00% for interest periods of three months and 3.10% for interest periods of one month. The loan facility will be payable in 19 equal quarterly installments starting, June 2015, as well as a balloon payment of $16.2 million due together with the 19th and final installment due in December 2019.

On March 3, 2015, following the drawdown of $29.4 million from the HSH Nordbank AG loan we prepaid $30.0 million to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5.0 million payable in 2 equal semi-annual instalments of $0.65 million starting May 2015, as well as a balloon payment of $3.7 million due together with the 2nd and final installment due in November 2015. With effect of the prepayment, Credit Suisse AG released its securities over the vessels m/v River Globe, m/v Star Globe and m/v Sky Globe and over their owning companies respectively.

Sale of m/v Tiara Globe

During May 2015, the Company entered into a Memorandum of Agreement for the sale of m/v Tiara Globe, for a sale price of $5.5 million, while its book value as of March 31, 2015 was $13.3 million. The vessel is expected to be delivered to its new owners during the period from 20th of June to 25th of July 2015. Upon the delivery of the vessel, the weighted average age of the fleet will be reduced by 1.7 years.

Major vessel repairs

We expect three of our vessels to be dry-docked during the year 2015, namely m/v River Globe and m/v Star Globe during the second quarter and m/v Sun Globe during the third quarter of year. Generally we budget 20 days per dry-docking per vessel, actual length varies based on the condition of each vessel, shipyard schedules and other factors.

Earnings Presentation

Investors may access the earnings presentation by visiting the company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended March 31,
	2015	2014
(in thousands of U.S. dollars, except per share data)	(Unaudited)
Statement of comprehensive income data:
Revenue	3,643	7,409
Voyage expenses	(1,167)	(1,181)
Net Revenue (1)	2,476	6,228
Vessel operating expenses	(2,613)	(2,222)
Depreciation	(1,674)	(1,405)
Depreciation of dry docking costs	(286)	(92)
Amortization of fair value of time charter attached to vessels	(41)	(184)
Administrative expenses	(463)	(468)
Administrative expenses payable to related parties	(115)	(129)
Share-based payments	(15)	(15)
Other expenses, net	(38)	(5)
Operating (loss)/profit before financing activities	(2,769)	1,708
Interest income from bank balances & deposits	1	5
Interest expense and finance costs	(626)	(623)
Foreign exchange gains/( losses), net	91	(8)
Total finance costs, net	(534)	(626)
Total comprehensive (loss)/income for the period	(3,303)	1,082

Basic & diluted (loss)/earnings per share for the period	(0.34)	0.11
Adjusted (LBITDA)/EBITDA (2)	(768)	3,389

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted (LBITDA)/EBITDA represents net (loss)/earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA to total comprehensive (loss)/income and net cash generated from operating activities for the periods presented:

	Three months ended March 31,
	2015	2014
(Expressed in thousands of U.S. dollars)	(Unaudited)

Total comprehensive (loss)/income for the period	(3,303)	1,082
Interest and finance costs, net	625	618
Foreign exchange (gains)/losses net,	(91)	8
Depreciation	1,674	1,405
Depreciation of dry docking costs	286	92
Amortization of fair value of time charter attached to vessels	41	184
Adjusted (LBITDA)/EBITDA	(768)	3,389
Share-based payments	15	15
Net decrease/(increase) in operating assets	551	(491)
Net (decrease)/increase in operating liabilities	403	(100)
Provision for staff retirement indemnities	1	1
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	113	(6)
Net cash generated from operating activities	315	2,808

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	315	2,808
Net cash used in investing activities	(5)	-
Net cash used in financing activities	(3,331)	(1,592)

(Expressed in thousands of U.S. Dollars)	As of March 31,	As of December 31,
	2015	2014
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	139,749	141,736
Other non-current assets	94	98
Total non-current assets	139,843	141,834
Cash and bank balances and bank deposits	3,790	6,083
Other current assets	3,597	4,152
Total current assets	7,387	10,235
Total assets	147,230	152,069
Total equity	59,833	63,319
Total debt net of unamortized debt discount	82,400	84,388
Other liabilities	4,997	4,362
Total liabilities	87,397	88,750
Total equity and liabilities	147,230	152,069

	Three months ended March 31,
	2015	2014

Ownership days (1)	630	630
Available days (2)	630	630
Operating days (3)	626	629
Bareboat charter days (4)	22	90
Fleet utilization (5)	99.4%	99.8%
Average number of vessels (6)	7.0	7.0
Daily time charter equivalent (TCE) rate (7)	$3,572	$9,248
Daily operating expenses (8)	$4,298	$4,115

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended March 31,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2015	2014

Revenue	3,643	7,409
Less: Voyage expenses	1,167	1,181
Less: bareboat charter revenue net of commissions	304	1,234
Net revenue excluding bareboat charter revenue	2,172	4,994
Available days net of bareboat charter days	608	540
Daily TCE rate	3,572	9,248

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 Dwt and a weighted average age of 8.3 years as of March 31, 2015.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com